EXHIBIT (a)(7)

To All United Online Employees with Eligible Options:

        As I mentioned in our employee meeting, it was our intention to give you the opportunity to exchange options with exercise prices of $16 or more for restricted stock units. I am pleased to announce that the program has now officially launched! The specifics of the program are described in complete detail in the formal Offer to Exchange, which is attached to this email. Also attached is an Election/Change of Election Form with instructions on how to participate in the program.

        You should read the Offer to Exchange very carefully. Printed copies of the Offer to Exchange will be available tomorrow and you may contact Human Resources in your office to find out where to pick up the materials. You will also receive a summary of your eligible options via interoffice mail in the next few days.

        Questions about the program can be directed to ExchangeOffer@corp.untd.com or Ginny Bicking, our Stock Plan Administrator at (818) 287-3477.

        I am pleased to be able to make this program available to you to help reward the very substantial contributions that you have made and continue to make to the success of United Online.

Mark Goldston
Chairman, Chief Executive Officer and President